                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                  Dallas, Texas
    Administrative Office: 9920 Corporate Campus Dr., Suite 1000, Louisville,
                                 Kentucky 40223

                       WAIVER OF CONTINGENT DEFERRED SALES
                        CHARGE FOR TERMINAL ILLNESS RIDER
                             (HEREINAFTER, "RIDER")

This Rider forms a part of the contract to which it is attached. The Rider is subject to the terms of the contract except to the extent it changes the contract. The effective date of this Rider is the same as the Contract Issue Date. Unless stated otherwise, all provisions and limitations of the Base Contract apply to this Rider.

DEFINITIONS: When We use these words, We mean:

BASE CONTRACT: The contract to which this Rider is attached.

NOTICE: The written verification of the Owner's Terminal Illness, signed by a Qualified Physician and received and accepted by Us. Notice must include documentation supported by clinical, radiological, or laboratory evidence of the condition.

OWNER/JOINT OWNER: The Owner/Joint Owner as defined under the Base Contract (You, Your).

QUALIFIED PHYSICIAN: Any person who is licensed as a MD or DO to practice medicine in the United States and who is not an Annuitant, Owner or any member of the Annuitant's or Owner's immediate family.

TERMINAL ILLNESS: Any disease or medical condition which a Qualified Physician expects will result in death within twelve (12) months from the date of the Qualified Physician's Notice to Us.

Other definitions as used in the Base Contract apply.

RIDER BENEFIT: You may take one withdrawal of up to 100% of Base Contract Value without a contingent deferred sales charge after a Qualified Physician provides Notice that the Owner has been diagnosed as having a Terminal Illness. To qualify, the diagnosis and Notice must occur after the first Contract Year ends. You are not eligible for this waiver of contingent deferred sales charge if You have a Terminal Illness on the Contract Issue Date. Please see claim requirements, below.

If there are Joint Owners, You may exercise this Rider once, for either the first or second Owner to become Terminally Ill, not both. If the Owner dies, the Beneficiary under the Base Contract is the Owner's spouse, the spouse elects to become the new Owner, and You have not used this Rider, then this Rider will remain in effect under the ownership of the surviving spouse. If the Owner is a non-natural person, then the Rider applies to the Annuitant and the Rider shall be read to replace the Owner with the Annuitant.

CLAIM REQUIREMENTS: Written proof of the Owner's Terminal Illness must be received in Good Order by the Company at Our Administrative Office before payment will be considered under this Rider. Written proof includes:

     1.   a properly completed Company claim form;

     2.   Your signed medical records release; and

     3. a Qualified Physician's Notice of condition satisfactory to the Company.

We reserve the right to request additional medical information from any Qualified Physician or institution which may have provided treatment for Your Terminal Illness. We may require an additional examination by a Qualified Physician of Our choice at Our expense. If there is a discrepency between medical opinions, the opinion of the Company's Qualified Physician will govern.

TERMINATION: This Rider terminates on earliest of the date:

     1.   the Annuity Payments begin; or

     2.   the Base Contract terminates; or

     3.   You use this Rider.

A PAYMENT UNDER THIS RIDER MAY BE TAXABLE AS A WITHDRAWAL UNDER THE CONTRACT. AS WITH ALL TAX MATTERS, YOU ARE ENCOURAGED TO SEEK LEGAL AND/OR TAX ADVICE.

              Signed for Jefferson National Life Insurance Company


                                 /s/ Craig A. Hawley

                                    Secretary